UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

Commission File Number 001-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor

20231-030 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PETROBRAS ANNOUNCES THE PRICING OF
U.S. DOLLAR-DENOMINATED GLOBAL NOTES

RIO DE JANEIRO, BRAZIL – June 26, 2023 – Petróleo Brasileiro S.A. – Petrobras (“Petrobras”) (NYSE: PBR) announces the pricing of global notes denominated in U.S. Dollars (the “Notes”) to be issued by its wholly-owned subsidiary Petrobras Global Finance B.V. (“PGF”). The Notes will be unsecured obligations of PGF and will be fully, unconditionally and irrevocably guaranteed by Petrobras. Closing is expected to occur on July 3, 2023.

The terms of the 6.500% Global Notes due 2033 are as follows:

•	Issue: 6.500% Global Notes due 2033
•	Amount: US$1,250,000,000
•	Coupon: 6.500%
•	Interest Payment Dates: January 3 and July 3 of each year, commencing on January 3, 2024
•	Issue price: 99.096%
•	Yield to Investors: 6.625%
•	Maturity: July 3, 2033

PGF intends to use the net proceeds from the sale of the Notes for general corporate purposes, which may include the repayment of outstanding indebtedness.

This announcement is for informational purposes only, and does not constitute an offer to sell or a solicitation of an offer to purchase any securities.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”); and the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and the Notes will not be offered or sold or otherwise made available to any retail investor in the EEA.

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (the “United Kingdom” or the “UK”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (the “EUWA”); (ii) a customer within the meaning of the provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the EUWA; or (iii) not a “qualified investor” as defined in Article 2 of the Prospectus Regulation as it forms part of the domestic law by virtue of the EUWA (the “UK Prospectus Regulation”). No key information document required by the PRIIPs Regulation as it forms part of domestic law by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the UK has been prepared and the Notes will not be offered or sold or otherwise made available to any retail investor in the UK.

The communication of this announcement and any other documents or materials relating to the Notes offering is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of Section 21 of the Financial Services and Markets Act 2000. This announcement and any other documents related to the Notes offering are for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Order, (iii) are outside the United Kingdom, (iv) are members or creditors of certain bodies corporate as defined by or within Article 43(2) of the Order, or (v) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This announcement and any other documents related to the Notes offering are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this process release and any other documents related to the Notes offering are available only to relevant persons and will be engaged in only with relevant persons.

Forward-Looking Statements

This announcement contains forward-looking statements. Forward-looking statements are information of a non-historical nature or which relate to future events and are subject to risks and uncertainties. No assurance can be given that the transactions described herein will be consummated or as to the ultimate terms of any such transactions. Petrobras undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name: Guilherme Rajime Takahashi Saraiva
Title: Attorney in Fact

By:	/s/ Lucas Tavares de Mello
Name: Lucas Tavares de Mello
Title: Attorney in Fact

Date: June 26, 2023